SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 28, 2019, Farmmi, Inc. (the “Company”) issued a press release announcing that it will hold its 2019 Annual Meeting of Shareholders on July 27, 2019, at 3:00 P.M., local time (3:00 A.M. ET on July 27, 2019), at the Company’s office at 9th Floor, Block A, FPI, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on June 21, 2019, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that June 10, 2019 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui City, Zhejiang Province, PRC 323000, Attention: Corporate Secretary. Proposals by email should be sent to farmmi@farmmi.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits No.	Description
99.1	Press Release dated May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: May 28, 2019	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer